October 29, 2013

Via EDGAR and by Courier

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	DriveTime Automotive Group, Inc.

DT Acceptance Corporation

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 29, 2013

Form 10-Q for the Quarterly Period Ended June 30, 2013

Filed August 9, 2013

File Nos. 001-14759 and 333-169730

Dear Ms. Thompson:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated September 20, 2013, to DriveTime Automotive Group, Inc. (“DTAG”) and DT Acceptance Corporation (“DTAC” and, together, the “Company” or “DriveTime”) regarding DriveTime’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed on March 29, 2013 (the “2012 10-K”) and DriveTime’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, filed on August 9, 2013 (the “2013 2nd Quarter 10-Q”).

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

Staff Comment:

1.

DriveTime Automotive Group, Inc. is reporting under File No. 001-14759, which suggests that the company has a class of securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended. As it does not appear that the company has any class of debt or equity securities listed on a national securities exchange and registered under Securities Exchange Act, please clarify for us why the company is using the aforementioned reporting number. Please note that we may have additional comments based on your response.

Jennifer Thompson, Accounting Branch Chief

United States Securities and Exchange Commission

October 29, 2013

Company Response:

The Company acknowledges the Staff’s comment regarding the use of Commission File Number 001-14759 and advises the Staff that such filing number was erroneously used in connection with the filing of the 2012 10-K and the 2013 2nd Quarter 10-Q. File Number 001-14759 was associated with DTAG when it was a publicly traded company with common stock listed on Nasdaq and debentures listed on the American Stock Exchange. In 2002, DTAG de-registered its equity securities pursuant to a Form 15-12G filed with the SEC on March 4, 2002 and de-listed its debentures effective as of December 30, 2002, as reported in the Federal Register, Vol. 67, No. 240.

The Company does not have any class of debt or equity securities listed on a national securities exchange and is required to file periodic reports under Section 15(d) of the Securities Exchange Act. Going forward, the Company will file its periodic reports, including its Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q, under File Number 333-188977, which is the file number used for its most recently filed Registration Statement on Form S-4, which was made effective on August 5, 2013.

Staff Comment:

2.

In future filings, at the beginning of the filing please provide a description of the relationship between DriveTime Automotive Group, Inc. and DT Acceptance Corporation. In this regard, we note that the companies appear to be under common ownership, but neither company is the direct or indirect parent or subsidiary of the other.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that its future filings on Form 10-K will include a description of the relationship of DTAG and DTAC under “Part I, Item 1. Business” towards the beginning of the narrative for that item. The description will set forth the structure of DTAG and DTAC as sister companies under common ownership and the basis for presenting the results of their operations on a consolidated basis, similar to the description set forth in Note 1 to the Consolidated Financial Statements found on page 61 of the EDGAR filing of the 2012 Form 10-K. The 2013 2nd Quarter 10-Q includes such a description on page four of the EDGAR filing under subparagraphs titled “—Ownership” and “—Basis of Presentation,” and future filings of Form 10-Q will continue to include such a description.

Staff Comment:

3.

We note that you have filed what appears to be a joint annual report on Form 10-K for both DriveTime Automotive Group, Inc. and DT Acceptance Corporation. Please tell us how you believe each company is satisfying the disclosure

Jennifer Thompson, Accounting Branch Chief

United States Securities and Exchange Commission

October 29, 2013

requirements of Form 10-K. In this regard, we note that throughout the filing, with the exception of the Item 8 financial information, it is unclear whether the information provided is for DriveTime Automotive Group, Inc., DT Acceptance Corporation or both companies. In your response, please address each applicable item of Form 10-K for each company. Please note that we may have additional comments based on your response.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that the 2012 Form 10-K (as well as the Company’s other Annual and Quarterly Reports on Forms 10-K and 10-Q) presents required disclosures for DTAG and its subsidiaries on a consolidated basis, which includes DTAC and its subsidiaries as part of the consolidation. In this regard, the Company respectfully refers the Staff to the series of correspondence between the Company and the Commission from November 2, 2010 through April 27, 2011 (the “Prior Correspondence”). This Prior Correspondence, which related to the Company’s Registration Statement on Form S-4 (File No. 333-169730) (initially filed on October 4, 2010 and declared effective on April 29, 2011), resulted in the Commission’s non-objection to the consolidated presentation of DTAG and DTAC in this manner, since DTAG is the primary beneficiary of DTAC and since the Company’s filings include consolidating financial statements of guarantor and nonguarantor subsidiaries. The Company confirms that the factors regarding the operation of DTAG and DTAC upon which the Commission based its non-objection (as described in the Prior Correspondence) have not changed.

The Company acknowledges that its inclusion of both DTAG and DTAC on the cover pages of the 2012 Form 10-K and the 2013 2nd Quarter 10-Q, as well as its reference to both entities in the Section 302 and Section 906 certifications provided as exhibits to the 2012 Form 10-K, is erroneous and may have the effect of confusing the fact that, in accordance with the Prior Correspondence, DTAG alone is the reporting registrant for Exchange Act reporting purposes. Accordingly, in future Exchange Act filings, the respective cover pages and certifications will reference the name of DTAG only, consistent with the consolidated financial statement presentation and other disclosures of the Company contained therein. The Company will also include a clarifying statement that, unless otherwise indicated, the disclosures are applicable to DTAG and its subsidiaries (including DTAC and its subsidiaries) on a consolidated basis.

Jennifer Thompson, Accounting Branch Chief

United States Securities and Exchange Commission

October 29, 2013

Item 6. Selected Financial Data, page 26

Staff Comment:

4.	We note you disclose total debt. Please disclose your long-term obligations in accordance with Instruction 2 to Item 301 of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that in future filings, it will add a line item to the “Selected Financial Data” table disclosing long-term obligations in accordance with Instruction 2 to Item 301 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 54

Consolidated Balance Sheets, page 56

Staff Comment:

5.

Please explain how your presentation complies with Article 5 of Regulation S-X. In this regard, we note that your balance sheet is not classified in a manner that separates assets and liabilities between current and non-current.

Company Response:

Article 5 of Regulation S-X, Rule 5-02 – Balance Sheets indicates that current and non-current assets and current and non-current liabilities should be presented when appropriate. For the following reasons, the Company does not believe that the presentation of a classified balance sheet for DTAG would be appropriate in that it would not provide its investors and other users of its financial statements with information that is meaningful or useful.

The primary readers of the Company’s financial statements consist of its senior note investors. The Company believes that its senior note investors are primarily concerned with cash and availability under the Company’s facilities (available liquidity). With respect to the senior notes, for example, the most important aspect of their investment is the requirement of the Company to maintain a “collateral coverage ratio” of 1.5x the amount of the outstanding senior notes. The Company’s collateral coverage ratio is presented under the “Liquidity and Capital Resources” section of the 2012 10-K, beginning on page 49, along with a detailed explanation of the elements and amounts used to calculate the ratio, as well as in the “Liquidity and Capital Resources” section of each Quarterly Report on Form 10-Q. As another example, the Company conducts a quarterly earnings call with its senior notes investors to address investor questions. To date, investors have not requested that information on current vs. non-current assets and liabilities be provided either within or outside of the Company’s required periodic filings.

Jennifer Thompson, Accounting Branch Chief

United States Securities and Exchange Commission

October 29, 2013

The Company further notes that material aspects of its current assets and liabilities (e.g. restricted cash and investments held in trust, finance receivables, allowances for credit losses, short-term portion of contractual obligations, etc.) are substantively discussed in the “—Notes to Consolidated Financial Statements,” under “—Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and elsewhere throughout the 2012 10-K. Because the primary users of the Company’s financial statements are focused on cash and availability and not current ratio, however, the Company believes that the presentation of a non-classified balance sheet is appropriate.

Note 15. Fair Value of Financial Instruments, page 85

Staff Comment:

6.	Please revise to disclose the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3). Reference is made to ASC 820-10-50-2(b).

Company Response:

In response to the Staff’s comment, the Company respectfully notes that none of its financial instruments are measured at fair value for presentation in its consolidated balance sheet. Therefore, the Company believes it is not subject to the fair value hierarchy disclosure requirements of ASC 820-10-50-2. The techniques and inputs used to determine the fair values of the Company’s financial instruments are described, however, under the “Valuation Methodologies” caption beginning on page 86 of the 2012 Form 10-K and, in future filings, the Company will define the levels of the hierarchy (1, 2, and 3) and indicate the levels within which the fair values of the financial instruments are categorized, as prescribed in ASC 825-10-50-10. An example of such proposed disclosure is attached as Exhibit A hereto.

Executive Compensation, page 105

Compensation Discussion and Analysis, page 105

Impact of Performance on Compensation – Bonus Plan, page 107

Staff Comment:

7.

We note that you have not provided a quantitative discussion of the actual pretax earnings targets to be achieved for your named executive officers to earn their cash bonuses. Please disclose your pretax targets. Also, please explain in greater

Jennifer Thompson, Accounting Branch Chief

United States Securities and Exchange Commission

October 29, 2013

detail how you calculated the annual bonus for each executive officer. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that it will include the referenced disclosures in future filings. An example of such disclosure is attached as Exhibit B hereto.

Exhibit 31.1

Staff Comment:

8.

Please amend the annual report on Form 10-K to provide separate Section 302 certifications for each of DriveTime Automotive Group, Inc. and DT Acceptance Corporation. It is not acceptable to file combined certifications for both companies. Each company should have its own 302 Certifications for its principal executive officer and its principal financial officer. Please note that the amended annual report should contain all four parts of Form 10-K, as well as the cover page, signature page, all applicable exhibits and any supplemental information to be furnished with reports filed pursuant to Section 15(d) of the Securities Exchange Act by registrants that have not registered securities pursuant to Section 12 of such act, per the note at the end of Form 10-K. This last item appears to apply to DT Acceptance Corporation, as it appears to be reporting pursuant to Section 15(d) and does not appear to have securities registered securities pursuant to Section 12.

Company Response:

The Company acknowledges the Staff’s comment and, with reference to its response under Staff Comment #3 above, the Company proposes that, in future Exchange Act filings, the Section 302 certifications will reference the name of DTAG only. The Company believes that, on a consolidated basis for DTAG and its subsidiaries (including DTAC and its subsidiaries), the Company’s Form 10-K for the fiscal year ended December 31, 2012 met the requirements of Form 10-K. The Company confirms that it did not prepare or distribute any supplemental information of the type noted at the end of Form 10-K.

Jennifer Thompson, Accounting Branch Chief

United States Securities and Exchange Commission

October 29, 2013

Exhibit 32.1

Staff Comment:

9.	Please amend the annual report on Form 10-K to provide separate Section 906 certifications for each of DriveTime Automotive Group, Inc. and DT Acceptance Corporation.

Company Response:

The Company acknowledges the Staff’s comment and, with reference to its response under Staff Comment #3 above, the Company proposes that, in future Exchange Act filings, the Section 906 certifications will reference the name of DTAG only.

Form 10-Q for the Quarterly Period Ended June 30, 2013

Notes to Consolidated Financial Statements, page 4

Note 5. Debt Obligations, page 10

Staff Comment:

10.

We note your disclosure on page 12 that as of June 30, 2013 you were in compliance with all financial covenants of the Senior Secured Notes. In Note 9, page 15, we note you exceeded the indebtedness ratio which restricted your ability to pay dividends. Please explain if the indebtedness ratio is an aspect of the financial covenants and if so how exceeding it did not result in non-compliance of the covenants.

Company Response:

The Company acknowledges the Staff’s comment and advises the Staff that the indebtedness ratio is not an aspect of the financial covenants, but rather a mechanism in the senior notes indenture designed solely to limit the Company’s ability to pay dividends to its shareholders to the extent the ratio is exceeded. Exceeding the ratio does not constitute a default. Accordingly, the Company’s disclosure that, as of June 30, 2013, it was in compliance with all financial covenants of the senior secured notes, is accurate.

* * * *

In connection with this response, the Company requests that future correspondence from the Commission regarding this or any future matters relating to the Company’s periodic filings under the Exchange Act be directed to the following contacts at the Company:

Mr. Joseph Terracciano Managing Director – Accounting 4020 E. Indian School Road Phoenix, AZ 85018 Telephone: (602) 667-2528 Facsimile: (602) 852-6648 Email: joseph.terracciano@drivetime.com	Mr. Mark Sauder CFO & Executive Vice President 4020 E. Indian School Road Phoenix, AZ 85018 Telephone: (602) 667-2466 Facsimile: (602) 852-6648 Email: mark.sauder@drivetime.com

If the Company can provide you with any other information that will facilitate your continued review of this filing, please advise Mr. Terracciano at your earliest convenience.

Sincerely,

DRIVETIME AUTOMOTIVE GROUP, INC.

By:	/s/ Mark G. Sauder
Name:	Mark G. Sauder
Its:	Chief Financial Officer

Enclosures

cc:	DLA Piper LLP (US)

  David P. Lewis, Esq. (via e-mail: david.lewis@dlapiper.com)

DriveTime Automotive Group, Inc.

  Joseph Terracciano (via e-mail: joseph.terracciano@drivetime.com)

  Mark G. Sauder (via e-mail: mark.sauder@drivetime.com)

Exhibit A

Fair Value of Financial Instruments

Fair values of financial instruments are based on estimates using quoted market prices, discounted cash flows, or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and the estimated timing and amount of future cash flows. Therefore, the estimates of fair value may differ substantially from amounts that ultimately may be realized or paid at settlement or maturity of the financial instruments and those differences may be material. Accordingly, the aggregate fair value amounts presented do not represent our underlying institutional value.

When assessing the inputs used in calculating the fair value of our financial instruments, we use a three tier hierarchy. This hierarchy indicates to what extent the inputs used in our calculations are observable in the market. The different levels of the hierarchy are defined as follows:

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2:	Other than quoted prices that are observable in the market for the asset or liability, either directly or indirectly.

Level 3:	Inputs are unobservable and reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability.

Limitations

Fair values of financial instruments are based on relevant market information and information about the financial instrument; they are subjective in nature and involve uncertainties, matters of judgment and, therefore, cannot be determined with ultimate precision. These estimates do not reflect any premium or discount that could result from offering for sale at one time our entire holdings of a particular instrument. Changes in assumptions could significantly affect these estimates. Because the fair value is estimated as of each balance sheet date presented, the amounts that will actually be realized or paid in settlement of the instruments could be significantly different.

The following is a summary of carrying value and fair value of our financial instruments for each period presented:

		September 30, 2013
	Carrying Value	Level 1	Level 2	Level 3
		(In thousands)
Finance Receivables, net (1)	$1,574,760	$—	$—	$1,624,120
Dealer Finance Receivables - GO, net	105,796	—	—	96,615
Securitization Debt	822,677	597,895	—	—
Portfolio Term Residual Financing	100,000	—	112,519	—
Bank Term Financings	255,141	—	255,141	—
Portfolio Warehouse Facilities	54,000	—	54,000	—
Senior Secured Notes Payable	253,543	281,433	—	—
Revolving Inventory Facility	121,321	—	120,284	—
Mortgage Note Payable	12,288	—	11,051	—
Real Estate Facility	14,014	—	13,975	—

		December 31, 2012
	Carrying Value	Level 1	Level 2	Level 3
		(In thousands)
Finance Receivables, net (1)	$1,370,800	$—	$—	$1,441,026
Dealer Finance Receivables - GO, net	40,956	—	—	40,956
Securitization Debt	677,118	702,031	—	—
Portfolio Term Residual Financing	25,000	—	25,000	—
Bank Term Financings	347,360	—	347,360	—
Portfolio Warehouse Facilities	57,200	—	57,200	—
Senior Secured Notes Payable	198,320	220,135		—
Revolving Inventory Facility	91,320	—	91,600	—
Mortgage Note Payable	12,454	—	11,200	—
Real Estate Facility	11,733	—	11,700	—

(1)	Represents finance receivable principal balances, plus accrued interest, less the allowance for credit losses.

Valuation methodologies

Finance receivables

The fair value of finance receivables was estimated by discounting future cash flows expected to be collected using current rates at which similar loans would be made to borrowers with similar credit ratings and the same remaining maturities. This discounted cash flow is estimated utilizing an internal valuation model, which uses a combination of market inputs (i.e. discount rates for similar and like transactions) and our own assumptions regarding credit losses, recoveries, and prepayment rates in our portfolio. We estimate the cash flow of the portfolio and the cash flow of our retained interests in securitization, warehouse and bank term financing transactions in measuring total cash flow. These cash flows are developed on a leveraged basis since our finance receivable portfolio is financed by these debt instruments and are not separable transactions.

Dealer Finance Receivables - GO

The fair value of Dealer Finance Receivables was estimated by discounting future cash flows expected to be collected utilizing an internal loss adjusted cash flow model. The cash flow model uses internally generated assumptions regarding credit losses, recoveries, and prepayment rates in our portfolio, and a discount rate consistent with that of similar and like transactions.

Securitization debt

At September 30, 2013 and December 31, 2012, the fair value of securitization debt was determined using a third-party quoted market price.

Portfolio term residual financing

At September 30, 2013, the fair value of the portfolio term residual financing was estimated by discounting future expected cash flows over the life of the facility, using market rates for similar facilities. At December 31, 2012, the fair value was determined to approximate carrying value as the facility was amended December 2012.

Bank term financings

In November 2012, we executed a bank term financing with Wells Fargo. Because this financing was recently executed, we believe the fair value approximates carrying value at September 30, 2013 and December 31, 2012.

Portfolio warehouse facilities

The portfolio warehouse facilities are short term in nature and the interest rates adjust in conjunction with the lender’s cost of funds or 30-day LIBOR. The Deutsche Bank Warehouse Facility was renewed in December 2012. The Royal Bank of Scotland Warehouse Facility was renewed in March 2013. The Wells Fargo Warehouse Facility was executed in December 2011. Since the majority of the warehouse facilities were recently renewed or executed and contain a floating market rate of interest, we believe the fair value of these facilities approximate carrying value at September 30, 2013 and December 31, 2012.

Senior secured notes payable

The fair value of senior secured notes payable at September 30, 2013 and December 31, 2012 was determined using third-party quoted market prices.

Revolving inventory facility

At September 30, 2013, the fair value of revolving inventory facility was estimated by discounting future cash flows expected to be paid over the life of the facility, using market rates for similar facilities. At December 31, 2012, the fair value of the inventory facility was determined using a third party discounted cash flow using market interest rates for this debt.

Mortgage note payable

At September 30, 2013, and December 31, 2012, the fair value of this note was determined using third-party market prices for similar commercial real estate mortgages. Both periods utilize the December 31, 2012 analysis, as the market for these instruments is not considered volatile.

Real estate facility

At September 30, 2013 and December 31, 2012, the fair value of the real estate facility was determined using a third- party discounted cash flow using market interest rates for this debt. Both periods utilize the December 31, 2012 analysis, as the market for these instruments is not considered volatile.

Exhibit B

Calculation of Non-Equity Incentive Plan Compensation bonuses. We have an annual cash bonus program that is based primarily on the achievement of pretax earnings goals. When evaluating whether pre-tax earnings goals have been satisfied, we typically disregard certain non-operating gains and/or losses over which management has no control, and may adjust certain performance measures if warranted by extraordinary circumstances. Under the program, we establish threshold, target and maximum amounts of pre-tax earnings that will result in the payment of a bonus, and we determine each of these levels at the start of each year by analyzing our budget and forecasted earnings, and economic and other competitive factors. We also establish a base bonus amount for each named executive officer, which is set by the Chairman of the Board at the beginning of each fiscal year based on the assessment of each officer’s title, position and responsibilities. If the earnings threshold to achieve a bonus is met, bonuses are paid on a sliding scale basis, with each named executive officer eligible to receive a bonus of between 50% and 150% of the respective executive’s base bonus, depending on the Company’s performance against the pre-tax earnings targets. If the earnings threshold to achieve a bonus is not met (i.e. less than 50%) for a given fiscal year, then the named executive officers would not receive a bonus for that fiscal year.

The bonus program also includes a deferred component. The deferred portion is equivalent to the executive’s earned annual bonus (as described above) and is payable three years after the payment of the annual bonus, subject to the executive officer still being with us at the time of payment. For example, the Payment Date for the deferred portion of the 2012 bonus is accrued through December 31, 2015, and paid in January 2016. The Company will pay simple interest at the prime rate on the amount of the bonus to which each executive is entitled under the Plan during the Vesting Period. For purposes of this component of the program, the “Vesting Period” begins on January 1st of the year after the bonus year and ends on December 31 before the January in which the bonus is paid. For example, the vesting period for the deferred portion of the 2012 bonus begins on January 1, 2013 and ends on December 31, 2015. The amount paid in January 2016 will be equal to the amount earned under the annual bonus plan for 2014, plus the amount of the deferred bonus from 2012.

The following table shows the pre-tax earnings targets established for the named executive officers for 2012 (in thousands):

	Threshold		Target		Maximum
	Pre-tax Bonus Earnings	Percentage of Base Bonus Earned	Pre-tax Bonus Earnings	Percentage of Base Bonus Earned	Pre-tax Bonus Earnings	Percentage of Base Bonus Earned
2012 adjusted pre-tax earnings(1)	$65,000	50%	$90,000	100%	$110,000	150%

(1)

For purposes of the bonus program, pre-tax earnings are not calculated in accordance with GAAP, but instead are based on GAAP pre-tax earnings before bonus expense and certain adjustments based on items not considered in the annual budget or other adjustments that our Board deems appropriate consistent with business operations.

For 2012, the Company achieved pre-tax earnings equal to $81,607,000. Accordingly, the named executive officers achieved incentive bonuses as follows:

Name	Performance Payment Percentage	2012 Bonus Earned	2012 Deferred Bonus Earned	Total 2012 Bonus Earned
Raymond C. Fidel	87%	$261,000	$261,000	$522,000
Mark G. Sauder	87%	$174,000	$174,000	$348,000
Jon D. Ehlinger	87%	$131,000	$131,000	$262,000
Alan J. Appelman	87%	$131,000	$131,000	$262,000

At any time prior to the final determination of bonuses earned, the Board may adjust the performance goals and target awards to reflect a change in corporate capitalization or a corporate transaction (such as a merger, consolidation, separation, reorganization or partial or complete liquidation), or to reflect equitably the occurrence of any events beyond management’s control, any change in applicable accounting rules or principles, any change in the Company’s method of accounting, any change in applicable law, any change due to any merger, consolidation, acquisition, reorganization, combination of shares or other changes in the Company’s corporate structure or shares, or any other change of a similar nature.